June 22, 2009
Vince Di Stefano
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     Diamond Hill Funds: File Nos. 333-22075 and 811-8061
Dear Mr. Di Stefano:
          On May 4, 2009, you provided comments to Diamond Hill Funds (the “Trust’) on Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) filed on February 27, 2009. The Trust responded to your comments on June 11, 2009 and you provided an additional comment on June 19, 2009. Please find below the Trust’s response to your comment. For your convenience, I have summarized your comments.
1.	Comment: Your response to our comment to delete the footnotes from the fee table states that the footnote regarding acquired fund fees and expenses is permitted by Instruction 3(f)(vii) to Item 3 in Form N-1A. You may retain the footnote to the extent it only contains disclosure specifically permitted by Instruction 3(f)(vii) to Item 3 in Form N-1A. However, any disclosure not specifically permitted or required to be included in a footnote to the fee table by an Instruction in Form N-1A should be deleted.

Response: Comment: Disclosure in the footnote not specifically permitted or required to be included in a footnote to the fee table by an Instruction in Form N-1A has been deleted.

The Trust has authorized me to convey to you that the Trust acknowledges the following:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361	df 617483.1

THOMPSON HINE llp	41 South High Street	www.ThompsonHine.com
Attorneys At Law	Suite 1700	Phone 614.469.3200
	Columbus, Ohio 43215-6101	Fax 614.469.3361

June 22, 2009

3.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.
If you have any questions or additional comments, please call the undersigned at 614-469-3297.
Best regards,
/s/ Michael V. Wible
Michael V. Wible